UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer – Refined Holdings XI, LLC

Legal status of issuer Form – Limited Liability Company

Jurisdiction of Incorporation/Organization – Houston, Texas

Date of organization – 9/3/2019

Physical address of issuer – 8303 Westglen, Houston, Texas 77063

Website of issuer – www.refinedcustombuilders.com

Name of intermediary through which the Offering will be conducted – EquityDoor, LLC

CIK number of intermediary: 0001726368

SEC file number of intermediary: 007-00139

CRD number, if applicable, of intermediary: 296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

Up to 3.00% of the amount raised, see details in offering memorandum.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Name of qualified third party "Escrow Agent" which the Offering will utilize:

North Capital Private Securities Corporation

Type of security offered: Membership Interests in Texas Limited Liability Company

Target number of Securities to be offered: 1000

Price (or method for determining price): $1,000.00

Target offering amount: $1,000,000.00 maximum or $500,000.00 minimum

Oversubscriptions accepted: No

Oversubscriptions will be allocated: Not applicable

Maximum offering amount (if different from target offering amount): $1,000,000.00

Deadline to reach the target offering amount: November 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

The jurisdictions in which the issuer intends to offer the Securities: Texas

October 7, 2019

FORM C

Up to $1,000,000

Refined Holdings XI, LLC

"Membership Interest"

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Refined Holdings XI, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Interests in the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $500,000 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is one (1) Security for $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityDoor (the "Intermediary"). The use of proceeds and how the Intermediary will be compensated related to the purchase and sale of the Securities is detailed in the chart below.

Use of Proceeds	Funds Raised @ Target	Funds Raised @ Minimum
Total Raise	$1,000,000	$500,000
Total Costs	$4,705,212	$4,705,212
CF Commission	$30,000	$15,000

Equity Ownership		
Refined Custom Builders, LLC	65.00%	77.50%
Equity Partners	10.00%	10.00%
Crowdfund Investor Ownership via EquityDoor	25.00%	12.50%

**This excludes fees to Company's advisors, such as attorneys and accountants.

Disclosures:

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.equitydoor.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities soldin this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 7, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the

Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED

OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure:

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year. Once posted, the annual report may be found on the Company's website at: www.equitydoor.com The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C"

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

THE OFFERING AND THE SECURITIES

Refined Holdings XI, LLC is pleased to announce this project located in the Memorial area of Houston, Texas. The Company is seeking $1,000,000 to complete funding in exchange for 25% of the Membership Interests.

Closing and Purchase Price: The Company is scheduled to close on the lot on October 31, 2019. We are under contract with a purchase price of $1,625,000

Projected Sale Price: Based on recent sales, the Company projects the home to sell for $6,200,000.

Financial Disclosures:

Purchase Assumptions	Break Even	Probable	Possible
Projected Sale Price	$ 4,941,083	$6,200,000	$6,678,630
Purchase Price	$ 1,625,000	$1,625,000	$1,625,000
Construction Costs	$ 2,572,500	$2,572,500	$2,572,500
Closing Costs	$32,500	$32,500	$32,500
Holding Costs	$143,830	$143,830	$143,830
Cash to Purchase	$ 4,373,830	$4,373,830	$4,373,830

Financing Assumptions	Break Even	Probable	Possible
Construction Loan Principal	$3,300,000	$3,300,000	$3,300,000
Construction Loan Points	$33,000	$33,000	$33,000
Construction Loan Interest	$298,382	$298,382	$298,382
Total Cost	$4,705,212	$4,705,212	$4,705,212

Selling Assumptions	Break Even	Probable	Possible
Realtor Commissions	$197,643	$310,000	$267,145
Closing Costs	$34,588	$43,400	$46,750
Profit Sharing	$3,641	$57,069	$82,976
Equity Payback	$1,400,000	$1,400,000	$1,400,000
Total Gross Profit	$(0)	$1,084,319	$1,576,547

Key Ratios and Assumptions	Break Even	Probable	Possible
Comparable $/SqFt	$553.57	$590.48	$636.06
Average DOM	82	82	82
Lot Size	26,050	26,050	26,050
Conditioned Square Feet	10,500	10,500	10,500
Construction $ Per Sq/Ft	$245	$245	$245
Total Finance Cost	$331,382	$331,382	$331,382
Total Holding/Sale Costs	$412,202	$586,800	$573,202
Daily Holding Costs	$587	$587	$587
LTV	67%	53%	49%
LTC	70%	70%	70%
Gross Margin	0.0%	21.4%	31.4%

Gross Profit Split	% Distribution	$	ROI
Refined Custom Builders, LLC	65%	704,807	
Equity Partners	10%	108,432	
Reg CF Investor – Refined Holdings XI, LLC	25%	271,080	12.0%
Total	100%		

Holding Cost Assumptions	
Tax Value	$1,625,000
Property Tax Rate	2.53520%
Monthly Taxes	$3,433
Builder's Risk	$1,749
HOA	$0
Electricity	$50
Water/Sewer	$15
Gas	$5
Lawn	$75
Monthly Total	$5,327
Months to Sell	27
Total Holding Costs	$143,830

Bank Financing	
Loan Amount	$3,300,000
Points	1.0%
Interest Rate	6.50%
Maturity (Months)	27.00
Points ($)	$33,000
Avg Monthly Interest	$11,051
Total Interest	$298,382

Equity Sources	
Capital Needed	$1,400,000
Equity Door	$1,000,000
Equity Partners	$400,000

Voting Rights: Please refer to the Company Agreement incorporated into the subscription packet.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Location and Lot: The property address is 11211 Tyne Court, Houston, TX 77024. The 26,050 square foot lot is heavily wooded and is located on a quiet cull-de-sac street surrounded by estate homes. There is currently a 4,442 square foot house on the lot that was built in 1960. The existing home has never flooded.

The Building: The plan is to raze the current house on the lot and build a custom 10,500 square foot transitional style home. We are currently in the design phase and will have a full set of construction plans by the end of September 2019. Construction costs are projected to be $2,572,500.

Financing: The Company has approached BankcorpSouth for financing in the amount of $3,300,000, and they are receptive to the project. We anticipate having the financing in-place for closing. The remaining capital needed to fully fund the project is $1,400,000, of which $1,000,000 will come through Equity Door, LLC.

Timeline: The projected timeline, from purchase to sale of the new home is 24 to 27 months.

Projected Profit and Gross Margin: The company is projecting a profit of $1,084,319, putting the projected gross margin at 21.40%. The property is located prestigious Piney Point Village located on the west side of Houston. The Village has a total area of 2.1 square miles, all of it land. The City of Piney Point was founded in 1954 with an alderman form of government.

As of the census of 2010, there were 3,125 people, 1,064 households, and 945 families residing in the city. As of 2010, Piney Point Village is the wealthiest location in Texas by per capita income. Piney Point Village is serviced by the Memorial Village Police Department and the Village Fire Department.

Neighborhood Information: In 1824, John D. Taylor received a land grant from Stephen F. Austin for a league centered on "pine point" at the southernmost turn of Buffalo Bayou. Taylor's house became known as Piney Point. Our research does not tell us why Taylor selected this land so distant from other settlements in the area. It may have been due to its resources of water and timber or its natural location as a stopping point between John Harris' settlement of Harrisburg and Stephen F. Austin's headquarters in San Felipe de Austin.

In 1844, the Board of Roads and Revenues of Harris County approved a public road from Houston (founded in 1836) to Piney Point and on to the county line. By 1885, Piney Point was a station on the Texas Western Railroad and was part of a settlement of largely German farmers. In 1936, state highway maps located Piney Point near several sawmills in the area. In 1954 Piney Point was incorporated with an alderman form of government and by 1966 had a public school and four churches.

The population rose from 1,790 in 1960 to 3,257 in 1990, to 3,380 in 2000, and dropped slightly to 3,125 in 2010. As of the 2010 census there were 3,125 people, 1,064 households and 945 families residing within the city limits. As of 2010, Piney Point Village has the highest per capita income in Texas.

Market Area Forecast: There are a few key market indicators that we keep our eyes on. Two of the most important are population and job growth. Believe it or not, we look at where U-Haul Trailers are heading. Houston, once again, is the #1 destination in the country. Why is that you might ask? Well, Houston is also #1 for job openings in the state and 5th in the country! The articles referenced can be found in the appendix.

We also keep an eye on home inventory. This year, the effects of Hurricane Harvey are skewing the numbers for 2017-2018 in our opinion. Nonetheless, inventory seems to be holding steady at 3.9 months indicating it's still a seller's market. We also like what we're still seeing in the luxury home market, which is where we like to play. Homes sales for $750K+ are up 12% over last year.

According to the October 2018 Houston Association of Realtors (HAR) report, the luxury segment of the market was the strongest performing segment of the Houston real estate market. The overall market moved forward as well with the volume of single family home sales increasing by 4.7% and the median home price increasing 3.5% to $294,500.

Home sales broken out by housing segment:

- $1– $99,999: decreased 9.0 percent
- $100,000 – $149,999: decreased 5.3 percent
- $150,000 – $249,999: increased 3.9 percent
- $250,000 – $499,999: increased 11.6 percent
- $500,000 – $749,999: increased 8.3 percent
- $750,000 and above: increased 12.0 percent

Oil prices have also rebounded to a profitable level. Although Houston's economy isn't as dependent on oil as it used to be, it still has an effect. We have now been in the $60/barrel range

for most of the year, but just recently dropped to the low $50's. Even though declining gas prices helps the rest of the US, it doesn't necessarily help the Houston market. We would like to see the price of oil bounce back in the $60 range and expect it to do that over the next few months.

One slight concern is rising interest rates. However, we're not too worried as we play in the luxury market. A large portion of our buyers pay cash. In addition, rates are still very low. Even if rates went up 100% over the next year or two (to 8%+/-) it would still be historically low. It does lower the buying power if a buyer is going to finance but is still a reasonable rate. Granted, interest rates have been low for so long people's perceptions have changed, but not so much that it will significantly affect the luxury market in our opinion.

Another factor that has come up recently is the stock market. It has been on fire for the last 18 months. However, it has dropped a bit in the last few weeks. Predicting the stock market is next to impossible in our opinion, as it's no longer based on earnings. It's based on perception. With that said, we still believe we are in for a sustained positive run, although not as strong as it has been. Our reasoning is this: there was a lot of money sitting on the sidelines for years waiting for a more favorable business environment in the US. With tax cuts and deregulation, we believe there is still pent-up growth waiting to occur, but at a slower pace. We had an anemic economy where we didn't have 3% GDP growth for eight straight years (which is a record). We believe this threw off the normal business cycle. We are optimistic that we will see a strong economy for the next three to five years.

One other important item we want to stress is that "all real estate is local." It's possible to have the housing market on the east coast dropping steeply, the Midwest being stagnant, and the West Coast on fire. You can also have Dallas cooling off, San Antonio stagnant, Austin on fire, and Houston seeing consistent growth. Then you can go to Houston neighborhoods and see that Tanglewood is seeing steady growth, West University is on fire, Montrose has cooled off, and the Heights is starting to see some increased pricing again. The point is you have to know the market you are playing in, and specifically the neighborhoods you want to buy and/or build in. It drives us crazy when we see someone post an article about how one area of the country is doing and then assume it's going to do the same thing somewhere else in another part of the country. All real estate is local... right down to the specific neighborhood.

Project Underwriting: The Company is purchasing the lot for $1,625,000. We project the construction cost to be $2,572,500, for a total purchase and construction cost of $4,197,500. Based on sales comparables, we project the home will sell for $6,200,000 generating a projected gross profit of $1,084,319. Here are the numbers:

- Projected Sale Price $6,200,000

- Lot Purchase Price $1,625,000
- Projected Construction Costs $2,572,500
- Purchase Closing Costs $ 32,500
- Projected Holding Costs $ 143,830
- Projected Financing Costs $ 331,382
- Projected Realtor Commissions $ 310,000
- Projected Sale Closing Costs $ 43,400
- Projected Staff Profit Sharing $ 57,069
- Projected Gross Profit $1,084,319

Financing: The Company is currently seeking bank financing through BankcorpSouth in the amount of $3,300,000. The construction loan interest rate is projected to be 6.500% with a three-year term to give some cushion in case of unexpected delays. We are projecting the total loan expense to be $298,382 with an origination fee of $33,000, bringing the total bank financing costs to $331,382.

The remaining capital needed to fully fund the project is $1,400,000, of which $1,000,000 to be funded by Equity Door, LLC. in exchange for 25% of the Company Membership Interests.

Timeline: The Company is scheduled to close the lot on October 31, 2019. It typically takes two months to develop the plans and obtain HOA approval. Once that is complete we move to the engineering stage, which usually takes one to two months. We are then ready to submit to the city for permitting. The City of Piney Point Village is fairly strict about approving plans, but we are familiar with the process. We anticipate the city to take one to two months to approve the plans and issue a building permit. Thus, we anticipate the pre-construction process to take four to six months.

We then move to the construction phase of the project. For a 10,000+/- square foot home it usually takes the Company 12 to 15 months to complete. Once the home is complete it typically takes four to six months to sell due to the size and price-point. The entire process, from purchase of the lot to the sale of the asset should be 20 to 27 months.

Construction Budget: The preliminary construction budget is projected to be $2,572,500. A detailed construction budget will be put together once plans are complete in the next two months and will be made available to investors.

Comparable Market Analysis: We determined the projected sales price by doing a comparative market analysis. The average price per square foot in the area, for new construction homes, is $590.48. Based on the home being 10,500 square feet, it puts the projected value at $6,200,000.

Officer(s)/Director(s) of the Company: Bryan Upton - President and CEO

Bryan Upton has a lifelong passion for residential real estate and a proven track record of success in entrepreneurial ventures. He founded Refined Custom Builders in 2013 with the mission of helping clients design and build their dream homes in Houston's finest neighborhoods. The team of seasoned professionals Mr. Upton has assembled at Refined Custom Builders reflects his personal commitment to providing the highest level of expertise across all aspects of the home building process, from site planning and floor plan layouts to premium interior finishes and master craftsmanship.

Mr. Upton's involvement in real estate began in the mid-1990s when he launched a residential paint contracting company that became one of the largest in the Houston area. Under his leadership, the company not only exceeded the industry average in sales by 500%, but also achieved a 95.7% customer satisfaction rating and gained 82% of its business from repeat and referral clients. After selling the paint contracting company and spending a couple of years as an award-winning sales representative for a national health insurance firm, Mr. Upton realized that real estate was his true personal and professional passion. In 2003, he began researching the real estate investment market and by 2007 he had acquired almost three dozen single-family rental properties as well as a small multi-family apartment complex. As a result of his success, he was recruited by a real estate consulting firm to mentor new investors on the best strategies for identifying, evaluating, financing, closing, rehabilitating, leasing, and selling investment properties. In 2009, Mr. Upton was recruited to join Guardian Equity Management, where he served first as Executive Vice President and was later promoted to Chief Executive Officer responsible for seven of the company's divisions.

Since leaving Guardian in 2013 to establish Refined Custom Builders, Mr. Upton has continued to add to his personal real estate portfolio domestically and internationally. He is a sought-after lecturer for real estate groups and has guest hosted numerous radio programs dedicated to real estate investing. Mr. Upton acquired his real estate agent license in 2008, his broker designation in 2010, and holds a Certified Graduate Builder designation from the National Association of Home Builders. He earned a Bachelor's degree with a specialty in Entrepreneurship from the University of Texas in 1994. Outside of work, Mr. Upton trains in Mixed Martial Arts and holds a purple belt in Brazilian Jiu Jitsu.

Case Study of Comparable Projects Completed:

Bridlewood – Project Summary: The Bridlewood Street Project is a good example of what Refined Custom Builders specializes in, and is very similar to size, scope, and location to the subject property. We locate infill lots in some of Houston's most prestigious neighborhoods, raze the old structure, and then build a custom luxury home in its place. The Bridlewood Street Project was

located on a 22,440 square foot lot in the Piney Point area of Houston. Due to the lot size we were able to be flexible with our design allowing for a fantastic front elevation and floor plan. The final total framed square footage came to 9,867 square feet, and the conditioned home is 8,568 square feet.

Project Results: We purchased the lot for $1,200,000 and the cost to build was $2,259,905 for a total purchase and construction cost of $3,459,905. Holding, Closing, Financing, and Sales Expenses were $112,196. The Gross profit on the project was $431,301:

- Sale Price $4,638,489
- Purchase Price $1,200,000
- Construction Cost $2,514,936
- Financing Costs $ 184,590
- Holding/Sale Cost $ 307,662
- Gross Profit $ 431,301
- The gross margin on this project came out at 9.3%.

The Sponsor had a capital investment of $156,606. There was one other LLC Member in this project with a capital account of $720,864. The LLC member made a 15% annualized return on investment ($215,651 / $720,864 = 30% Return on Investment / 24 months = 15% Annualized ROI). The total annualized ROI for the project was 24.6%.

2 Plumb St. – Project Summary: The Plumb Street Project is a good example of what Refined Custom Builders specializes in. We locate infill lots in some of Houston's most prestigious neighborhoods, raze the old structure, and then build a custom luxury home in its place. The Plumb Street Project was located on a 5,250 square foot lot in the West University area of Houston. Due to the lot size we were limited on the size of house we could build due to city restrictions. The city only allows you to build 80% of the lot size. Therefore, the maximum size of the house was 4,200 square feet, and includes the garage, porches, and any covered patio spaces. The final total framed square footage came to 4,192 square feet. However, the conditioned home is 3,741 square feet.

Project Results: We purchased the lot for $566,500 and the cost to build was $591,813 for a total purchase and construction cost of $1,158,313. Holding, Closing, Financing, and Sales Expenses were $112,196. The Gross profit on the project was $159,577:

- Sale Price $1,508,865
- Purchase Price $ 566,500
- Construction Cost $ 591,813

- Financing Costs $ 78,779
- Holding/Sale Cost $ 112,196
- Gross Profit $ 159,577
- The gross margin on this project came out at 10.6%.

There were two private lenders in this project for $290,000 each. They were paid a 12% deferred return of $44,619 each ($290,000 *.12 = $34,800 / 365 =$95.34/day * 468 days invested = $44,619).

Marquette – Project Summary: The Marquette Project is a good example of what Refined Custom Builders specializes in. We locate infill lots in some of Houston's most prestigious neighborhoods, raze the old structure, and then build a custom luxury home in its place. The project was located on a 4,962 SqFt lot in the West University area of Houston. The maximum size of the home we could build was 3,970 square feet due to city restrictions. The final total framed square footage was 3,967 square feet. However, the conditioned home is 3,490 square feet.

Project Results: We purchased the lot for $482,500 and the cost to build was $500,949 for a total purchase and construction cost of $983,449. Holding, Closing, Financing, and Sales Expenses were $133,468. The Gross profit on the project was $172,830:

- Sale Price $1,289,747
- Purchase Price $ 482,500
- Construction Cost $ 500,949
- Financing Costs $ 58,312
- Holding/Sale Cost $ 75,156
- Gross Profit $ 172,830
- The gross margin on this project came out at 13.4%.

There were two private investors in this project for $290,000 each. They were paid a 12% deferred return of $37,659 each ($290,000 *.12 = $34,800 / 365 = $95.34/day * 395 days invested = $37,659).

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Texas on September 3, 2019. Accordingly, we have no

history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Bryan Upton, the Manager of the Company. The Company may enter into employment agreements with Mr. Upton although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Mr. Upton or any Manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Bryan Upton in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to Mr. Upton in the event of his death or disability. Therefore, if Mr. Upton dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with potential growth while maintaining consistent quality of services across our operations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a recovery, we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those

properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general residential environment.

Our property is in the competitive Houston, Texas residential estate market. This fact means that we are subject to factors that affect the residential real estate environment generally, including the level of rents charged, influx of available housing, consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies. These factors could adversely affect the financial condition of our tenants, potential tenants and the willingness of to lease the property.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property taxes, management expenses and general and administrative expenses, as these costs could increase at a rate higher

than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cashflows.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the property to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing properties prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

The Property is encumbered by provisions of third-party lenders and other pre-existing conditions.

The Property will be subject to third-party lender(s) and other agreements or conditions such as easements, declarations, and restrictive covenants entered into by prior owners, which run with the land and apply to the Property post acquisition. These obligations apply to the owner and operator of the Property.

The Company did not obtain any audited income statements with respect to the Property prior to this offering as there is no operating history. The Company will provide audited financial statements in the future in compliance with Crowd Funding ongoing reporting obligations.

Risks Related to the Securities

The Interests will not be freely tradable until one year from the initial purchase date. Although the Interest may be tradable under federal securities law, state securities

regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Interests. Because the Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Interests may also adversely affect the price that you might be able to obtain for the Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be

considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional secured, unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on any governing body or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Managers of the Company.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIRINVESTMENT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANYTAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAXADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Bryan Upton

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Bryan Upton

(Name)

President

(Title)

10/5/19

(Date)